Eco Science Solutions, Inc.

300 S El Camino Real, Suite 206

San Clemente, California 92672

15 February 2023

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eco Science Solutions, Inc. (the “Registrant”)
Request for Withdrawal of Information Statement/ on Form 10-12G
File No. 000-54803

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Information Statement filed via EDGAR on Form 10-12G (File No. 000-54803), together with all exhibits thereto (collectively, the “Form 10”), on December 27, 2022.

The Registrant is requesting the withdrawal of the Form 10 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this filing, please contact Sharon Mitchell at SD Mitchell & Associates, PLC at (248) 515-6035

With best regards,

/s/ Michael Rountree

Michael Rountree/CEO